

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2023

Ying Wang
Chief Executive Officer
RLX Technology Inc.
19/F, Building 1, Junhao Central Park Plaza
No. 10 South Chaoyang Park Avenue
Chaoyang District, Beijing 100026
People's Republic of China

>   **Re: RLX Technology Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2022**
>   **File No. 001-39902**

Dear Ying Wang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Disclosure Review Program

cc: Li He